Exhibit 11.1

Consent of Independent Auditor

We consent to the inclusion in the Offering Circular, which constitutes a part of this Offering Statement on Form 1-A of First Colebrook Bancorp, Inc., of our report dated March 1, 2016 with respect to our audit of the consolidated financial statements of First Colebrook Bancorp, Inc. and Subsidiary (the “Company”) as of and for the year ended December 31, 2015, which report appears in the Offering Circular, which is part of this Offering Statement. We also consent to the reference to our firm under the heading “Financial Statements” in the Offering Circular that constitutes a part of this Offering Statement on Form 1-A.

/s/ Baker, Newman & Noyes
Limited Liability Company

Peabody, Massachusetts
April 13, 2016